# parmalat finanziaria spa

**in Amministrazione Straordinaria**

**Capitale sociale sottoscritto e versato Euro 815.669.721**

05011570

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, September 22, 2005

**Re: Parmalat S.p.A. File No. 82-34888**
**Information Furnished Pursuant to**
**<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended</u>.**

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") on behalf of Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by or on behalf of the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat Finanziaria S.p.A. in Extraordinary Administration

The Extraordinary Commissioner

Enrico Bondi

PROCESSED
SEP 30 2005
THOMSON FINANCIAL

9/30

Enclosures

# PARMALAT S.p.A.

**26 Via Oreste Grassi - Collecchio (PR)**
**Share capital 120,000 euros**
**Tax I.D. and Parma Company Register No. 04030970968**

# FINANCIAL STATEMENTS AT JUNE 30, 2005

## BALANCE SHEET

| ASSETS | 6/30/05 | 12/31/04 |
|---|---|---|
| A) Receivables from shareholders | **0** | **0** |
| B) Non-current assets | | |
| I - Intangibles | 0 | 0 |
| Historical cost | 0 | 0 |
| Accumulated amortization | 0 | 0 |
| II - Property, plant and equipment | 0 | 0 |
| Historical cost | 0 | 0 |
| Accumulated depreciation | 0 | 0 |
| III - Non-current financial assets | 0 | 0 |
| Total non-current assets (B) | **0** | **0** |
| C) Current assets | | |
| I - Inventories | 0 | 0 |
| II - Accounts receivable | 1.632.035 | 510.690 |
| Due within one year | 1.632.035 | 510.690 |
| Due after one year | 0 | 0 |
| III - Current financial assets | 0 | 0 |
| IV - Cash and cash equivalents | 564.353 | 85.486 |
| Total current assets (C) | **2.196.388** | **596.176** |
| D) Accrued income and prepaid expenses | **8.729.786** | **5.705.407** |
| **TOTAL ASSETS** | **10.926.174** | **6.301.583** |

| LIABILITIES AND SHAREHOLDERS' EQUITY | 30/06/05 | 31/12/04 |
|---|---|---|
| A) Shareholders' equity | | |
| I - Share capital | 120.000 | 120.000 |
| II - Additional paid-in capital | 0 | 0 |
| III - Reserve for asset revaluations | 0 | 0 |
| IV - Statutory reserve | 0 | 0 |
| VI - Reserves under the Bylaws | 0 | 0 |
| VII - Other reserves | 34.690 | 0 |
| VIII - Retained profit (Loss carryforward) | (14.347) | (310) |
| IX - Profit (Loss) for the period | (531.244) | (14.347) |
| Total shareholders' equity (A) | **(390.901)** | **105.343** |
| B) Provisions for risks and charges | **0** | **0** |
| C) Provision for employee severance indemnities | **0** | **0** |
| D) Liabilities | **11.317.075** | **6.196.240** |
| Due within one year | 11.317.075 | 6.196.240 |
| Due after one year | 0 | 0 |
| E) Accrued expenses and deferred income | **0** | **0** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **10.926.174** | **6.301.583** |

# INCOME STATEMENT

| | 1st half 2005 | 2004 full year |
|---|---|---|
| A) Production value | | |
| 1) Sales and service revenues | 0 | 0 |
| 2-3) Change in inventory of work in progress Semifinished goods and finished goods and change in contract work in process | 0 | 0 |
| 4) Increase in Company-produced additions to non-current assets | 0 | 0 |
| 5) Other revenues and income | 0 | 0 |
| Total production value (A) | **0** | **0** |
| | | |
| B) Production costs | | |
| 6) Raw materials, auxiliaries, supplies and merchandise used | 0 | 0 |
| 7) Services used | 472.585 | 10.683 |
| 8) Use of property not owned | 0 | 0 |
| 9) Labor costs | 0 | 0 |
| 10) Depreciation, amortization and writedowns | 0 | 0 |
| a) Amortization of intangibles | 0 | 0 |
| b) Depreciation of property, plant and equipment | 0 | 0 |
| d) Writedowns of receivables included in current assets | 0 | 0 |
| 11) Change in inventory of raw materials | 0 | 0 |
| 12) Addition to the provision for risks | 0 | 0 |
| 13) Other additions to provisions | 0 | 0 |
| 14) Miscellaneous operating costs | 683 | 3.023 |
| Total production costs (B) | **473.268** | **13.706** |
| | | |
| Net production value (A - B) | **(473.268)** | **(13.706)** |
| | | |
| C) Financial income and expense | | |
| 15) Income from equity investments | 0 | 0 |
| 16) Other financial income | 1.373 | 638 |
| 17) Interest and other financial expense | 59.349 | 1.279 |
| 17-*bis*) Foreign exchange gains and losses | 0 | 0 |
| Total financial income and expense (C) | **(57.976)** | **(641)** |
| | | |
| D) Value adjustments on financial assets | | |
| 18) Revaluations | 0 | 0 |
| 19) Writedowns | 0 | 0 |
| Total value adjustments on financial assets (D) | **0** | **0** |
| | | |
| E) Extraordinary income and expense | | |
| 20) Income | 0 | 0 |
| 21) Expense | 0 | 0 |
| Total extraordinary income and expense (E) | **0** | **0** |
| Profit before taxes | **(531.244)** | **(14.347)** |
| 22) Current, deferred and prepaid income taxes | **0** | **0** |
| **23) Profit (Loss)** | **(531.244)** | **(14.347)** |

**PARMALAT S.p.A.**

**26 Via Oreste Grassi - Collecchio (PR)**
**Share capital 120,000 euros**
**Tax I.D. and Parma Company Register No. 04030970968**

# FINANCIAL STATEMENTS
# AT JUNE 30, 2005

## NOTES TO THE FINANCIAL STATEMENTS

Dear Shareholders:

As allowed under Article No. 2435-*bis* of the Italian Civil Code, the financial statements at June 30, 2005 are presented in abbreviated form. They are nevertheless consistent with the requirements of the International Financial Reporting Standards (IFRS).

The adoption of the IFRS, in place of the accounting principles used in the past (Italian Accounting Principles), for presenting the data for the first six months of 2005 did not produce material differences, mainly because the Company is operational only to a very limited extent while it waits to receive, through conveyance, the operations of the Parmalat Group, which will occur when the Proposal of Composition with Creditors is approved. Likewise, no significant restatement of the opening balances of the balance sheet accounts prior to January 1, 2005 was necessary.

The income statement at June 30, 2005 shows a loss of 531,244 euros, attributable almost entirely to the Company's operating costs.

The disclosures required by Articles 2427 and 2435-*bis* of the Italian Civil Code are provided below (listed in accordance with the numeration found in the abovementioned Articles):

1) The Company held no intangibles; property, plant and equipment; or non-current financial assets at June 30, 2005.

*Accounts receivable*, which consist mainly of amounts owed by the tax administration and rebillable costs, are carried at face value. All are deemed to be collectible.

*Cash and cash equivalents* are shown at face value.

*Accrued income and prepaid expenses* represent costs that were incurred on or before June 30, 2005 but are attributable to future periods (more details about this item are provided below, in the section that analyzes changes to the components of the balance sheet).

*Liabilities* are carried at face value.

The Company carried no *accrued expenses and deferred income.*

4) The reasons for the changes that occurred to the asset and liability accounts, when compared with December 31, 2004, are reviewed below:

The increase in accounts receivable (about 1,121,000 euros) includes a rise in VAT credits totaling 599,000 euros, which reflects invoices received during the first half of 2005, and the amount of rebillable costs incurred on behalf of the Foundation (520,000 euros).

Prepaid expenses, which increased by about 3,024,000 euros, comprise the costs incurred during the first half of 2005 to secure stock market listing of the Company's shares (2,735,000 euros) — these costs are attributable to the period when the listing will actually take place — and 289,000 euros in prepaid insurance premiums.

Pursuant to a resolution adopted by the Board of Directors on July 22, 2004, the Company, acting in its capacity as Assumptor, approved the Proposal of Composition with Creditors of the Companies of the Parmalat Group, as presented by the Extraordinary Commissioner and approved by the relevant Ministries. In accordance with the terms of the abovementioned resolution, the Company will defray the costs of listing its shares on the stock market, treating them as prepaid expenses until the shares are actually listed. However, as agreed with the companies that are parties to the Composition with Creditors, the listing costs will be rebilled to the abovementioned companies if the Proposal of Composition with Creditors is not approved.

Shareholders' equity decreased by about 496,000 euros as the net result of the following changes:

- An increase of 35,000 euros to cover the loss brought forward and establish a reserve for future losses, in accordance with a resolution approved by the Shareholders' Meeting on March 1, 2005;
- A decrease of about 531,000 euros due to the loss for the period.

On August 29, 2005, the shareholder Fondazione Creditori Parmalat contributed 1,000,000 euros to the reserve for coverage of losses. This contribution was necessary because the Company's capital had fallen below the statutory minimum as a result of the abovementioned loss. This contribution also covers the expected loss through September 30, 2005, by which time the Proposal of Composition with Creditors should be approved, resulting in the issuance and subscription of an already approved capital increase for the benefit of the former creditors of the Parmalat Group

Liabilities increased by about 5,121,000 euros as the net result of the following changes:

a) A decrease in trade payables of about 1,545,000 euros;
b) A decrease of about 60,000 euros in the amount owed to the tax administration for taxes withheld;
c) An increase of about 6,725,825 euros in loans payable to Parmalat S.p.A. in Amministrazione Straordinaria. These loans, which were used to pay supplier invoices, were provided by Parmalat Spa in Amministrazione Straordinaria on standard market terms that are consistent with provisions of the agreements executed by the various companies that are parties to the Composition with Creditors.

5) At June 30, 2005, the Company did not hold equity investments.
6) At June 30, 2005, the Company did not hold receivables or payables that are due in more than five years. The Company has no liability that is collateralized by corporate assets.
8) During the first half of 2005, the Company did not increase the value of its assets by capitalizing financial expense.

11) During the first half of 2005, the Company did not receive income from equity investments.

The Company also makes the following disclosures:

- The Company does not own, either directly or through nominees or representatives, treasury shares or shares of controlling companies;
- During the first half of 2005, the Company neither bought nor sold treasury shares or shares of controlling companies, either directly or through nominees or representatives;
- The Company has no employees

**Significant Events Occurring in 2005**

On March 1, 2005, as set forth in an instrument filed under No. 83961, Angelo Busani, Notary in Parma, the Company's Extraordinary Shareholders' Meeting approved several resolutions, including those summarized below:

a) To carry out a divisible capital increase, as follows:

a1) Up to a maximum amount of 1,502,374,237 euros reserved for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe the capital increase on behalf of the "Eligible Creditors" who appear in the enforceable lists filed with the Office of the Clerk of the Bankruptcy Court of Parma;

a2) Up to a maximum amount of 38,700,853 euros reserved for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe the capital increase on behalf of the creditors of subsidiaries with claims against the companies that are parties to the Composition with Creditors.

b) To carry out further capital increases reserved for creditors who are challenging the exclusion of claims, who hold conditional claims or who were late filers, and for the exercise of warrants, all of the above in the manner specified in detail in the abovementioned notarized resolution.

On March 15, 2005, the Board of Directors appointed Enrico Bondi Chief Executive Officer of the Company. On the same day, as part of the process of listing the Company's shares on the stock market, the Shareholders' Meeting, acting upon the favorable opinion of the Board of Statutory Auditors and in accordance with the provisions of Article 159 of Legislative Decree No. 58 of February 24, 1998, awarded the assignment of auditing the Company's financial statements for the 2005, 2006 and 2007 fiscal years to Pricewaterhouse Coopers. The Shareholders'

Meeting also adopted the recommendations of Borsa Italiana S.p.A. with regard to the independence of Directors and amended Article 12 of the Bylaws accordingly.

On May 26, 2005, the Consob authorized the publication of a prospectus entitled "Investment Solicitation and Stock Market Listing of Parmalat S.p.A." This prospectus was published on May 27, 2005, pursuant to law.

On June 15, 2005, the process of securing mutual recognition for the prospectus entitled "Investment Solicitation and Stock Market Listing of Parmalat S.p.A." was completed.

On June 16, 2005, the Italian bankruptcy judges (*Giudici Delegati*) who oversee the Parmalat Group while it is under extraordinary administration scheduled the vote on the Proposal of Composition with Creditors for the period from June 28, 2005 to August 26, 2005, amending the voting procedures that had been agreed upon, on a preliminary basis, with the bankruptcy administrators and set forth in a decree dated March 15, 2005.

On August 29, 2005, the *Giudici Delegati* announced that the counting of the votes cast on the Proposal of Composition with Creditors would begin on September 5, 2005

**The Board of Directors**
**by Enrico Bondi**
**Chief Executive Officer**

Collecchio, September 14, 2005